Exhibit 99.1

Condensed consolidated interim financial statements of

Kimber Resources Inc.

December 31, 2012
(Unaudited)

Kimber Resources Inc.
December 31, 2012

Table of contents

Condensed consolidated interim statements of financial position	1

Condensed consolidated interim statements of net loss and comprehensive loss	2

Condensed consolidated interim statements of changes in equity	3

Condensed consolidated interim statements of cash flows	4

Notes to the condensed consolidated interim financial statements	5-17

Kimber Resources Inc.
Condensed consolidated interim statements of financial position
As at December 31, 2012 and June 30, 2012
(Stated in Canadian dollars)
(Unaudited)

		December 31,	June 30,
	Note	2012	2012
		$	$

Assets
Current assets
Cash and cash equivalents		1,897,992	1,546,363
Trade and other receivables	6	444,998	1,417,756
Prepaid expenses		55,510	279,229
Total current assets		2,398,500	3,243,348

Equipment	7	569,218	598,354
Mineral interests	8	61,092,492	58,966,941
Total assets		64,060,210	62,808,643

Liabilities
Current liabilities
Trade and other payables		534,115	822,827
Short term loan	9	2,830,558	-
Total current liabilities		3,364,673	822,827

Equity
Share capital	10(a)	82,415,232	82,235,232
Share option reserve	10(b)(c)	5,253,210	5,072,985
Warrant reserve	10(d)	1,270,474	1,270,474
Deficit		(28,243,379)	(26,592,875)
Total equity		60,695,537	61,985,816
Total liabilities and equity		64,060,210	62,808,643

Description of business and going concern	1
Commitments for expenditure	14
Subsequent events	15

See the attached notes to the condensed consolidated interim financial statements

Kimber Resources Inc.
Condensed consolidated interim statements of net loss and comprehensive loss
Three and six month periods ended
December 31, 2012 and 2011
(Stated in Canadian dollars)
(Unaudited)

		Three	Three
		Months	Months	Six Months	Six Months
		Ended	Ended	Ended	Ended
		December	December	December	December
	Note	31, 2012	31, 2011	31, 2012	31, 2011
		$	$	$	$
Expenses
Amortization of equipment		6,254	3,328	13,164	6,846
Foreign exchange loss (gain)		263	100,481	(2,624)	149,484
General exploration		2,395	14,473	72,994	41,971
Investor relations		71,352	62,815	84,444	115,545
Office, insurance and miscellaneous		74,451	50,617	146,446	120,839
Legal, consulting and audit		121,612	119,097	185,572	287,042
Rent		60,654	54,940	121,612	111,598
Salaries and benefits		300,827	406,177	648,575	727,832
Transfer and filing fees		38,895	27,200	74,009	66,209
Travel and accommodation		19,490	24,881	25,991	29,445
		696,193	864,009	1,370,183	1,656,811

Loss before other items		(696,193)	(864,009)	(1,370,183)	(1,656,811)
Other items
Finance income		8,401	17,693	12,815	47,955
Finance expense		(175,220)	(525)	(324,975)	(1,005)
Other income		10,628	3,298	31,839	8,131
Net loss and comprehensive loss		(852,384)	(843,543)	(1,650,504)	(1,601,730)

Loss per share, basic and diluted	5	(0.01)	(0.01)	(0.02)	(0.02)

Weighted average number of common shares outstanding, basic and diluted	5	82,745,626	82,424,339	82,649,361	81,657,426

See the attached notes to the condensed consolidated interim financial statements

Kimber Resources Inc.
Condensed consolidated interim statements of changes in equity
Six month periods ended December 31, 2012 and 2011
(Stated in Canadian dollars)
(Unaudited)

		Share	Share	Share
		capital	capital	option	Warrant
	Note	Number	Amount	reserve	reserve	Deficit	Total
			$	$	$	$	$
Balance at June 30, 2012		82,459,937	82,235,232	5,072,985	1,270,474	(26,592,875)	61,985,816
Net loss and total comprehensive loss for the period		-	-	-	-	(1,650,504)	(1,650,504)
Shares issued on issuance of loan	9	285,689	180,000	-	-	-	180,000
Share-based compensation		-	-	180,225	-	-	180,225
Balance at December 31, 2012		82,745,626	82,415,232	5,253,210	1,270,474	(28,243,379)	60,695,537

Balance at June 30, 2011		77,185,086	74,543,371	4,292,758	1,271,032	(23,026,234)	57,080,927
Net loss and total comprehensive loss for the period		-	-	-	-	(1,601,730)	(1,601,730)
Shares issued on private placement of common shares		5,060,000	8,096,000				8,096,000
Share issue costs		-	(655,867)	-	-	-	(655,867)
Shares issued on exercise of stock options		186,101	220,382	(69,519)	-	-	150,863
Shares issued on exercise of warrants		3,750	7,308	-	(558)	-	6,750
Share-based compensation		-	-	277,201	-	-	277,201

Balance at December 31, 2011		82,434,937	82,211,194	4,500,440	1,270,474	(24,627,964)	63,354,144

See the attached notes to the condensed consolidated interim financial statements

Kimber Resources Inc.
Condensed consolidated interim statements of cash flows
Three and six month periods ended December 31, 2012 and 2011
(Stated in Canadian dollars)
(Unaudited)

		Three	Three
		Months	Months	Six Months	Six Months
		Ended	Ended	Ended	Ended
		December	December	December	December
	Note	31, 2012	31, 2011	31, 2012	31, 2011
Operating activities
Net loss		(852,384)	(843,543)	(1,650,504)	(1,601,730)
Items not involving cash
Amortization of equipment		6,254	3,328	13,164	6,846
Finance expense		175,220	525	324,975	1,005
Finance income		(8,401)	(17,693)	(12,815)	(47,955)
Foreign exchange (gain) loss		89	30,478	(8,623)	204,223
Share-based compensation		53,963	127,484	180,225	277,201
Net changes in non-cash working capital items
Trade and other receivables		(29,896)	33,484	(18,454)	25,972
Prepaid expenses		59,182	51,170	205,703	49,140
Trade and other payables		(45,019)	47,239	(109,654)	6,389
		(640,992)	(567,528)	(1,075,983)	(1,078,909)
Investing activities
Interest received		8,401	17,693	12,815	47,955
Purchase of equipment		(13,685)	(17,321)	(27,800)	(84,243)
Expenditures on mineral interests		(608,105)	(4,268,340)	(1,254,991)	(8,348,799)
		(613,389)	(4,267,968)	(1,269,976)	(8,385,087)
Financing activities
Interest paid		(90,740)	(525)	(180,056)	(1,005)
Loan proceeds		-	-	3,000,000	-
Loan facility costs		-	-	(122,350)	-
Common shares issued on financing		-	-	-	8,096,000
Common shares issued upon exercise of options and warrants		-	79,408	-	157,614
Share issuance costs		-	(46,095)	-	(655,867)
		(90,740)	32,788	2,697,594	7,596,742

Effect of exchange rates on cash and cash equivalents		(174)	(2,312)	(6)	22,940
(Decrease) increase in cash and cash equivalents		(1,345,121)	(4,802,708)	351,635	(1,867,254)
Cash and cash equivalents, beginning of period		3,243,287	11,362,135	1,546,363	8,401,429
Cash and cash equivalents, end of period		1,897,992	6,557,115	1,897,992	6,557,115

Cash and cash equivalents are comprised of
Cash		1,897,992	2,361,648	1,897,992	2,361,648
Canadian treasury bills		-	4,195,467	-	4,195,467
		1,897,992	6,557,115	1,897,992	6,557,115

Supplemental cash flow information	13

See the attached notes to the condensed consolidated interim financial statements

Kimber Resources Inc.
Notes to the condensed consolidated interim financial statements
December 31, 2012
(Stated in Canadian dollars)
(Unaudited)

1.	Description of business and going concern

Kimber Resources Inc. (“Kimber” or the “Company”) is incorporated in British Columbia, Canada, and is involved in the acquisition and exploration of mineral right interests in Mexico.

The head office, principal address and registered and records office of the Company are located at Suite 215 - 800 West Pender Street, Vancouver, BC V6C 2V6.

At the date of these condensed consolidated interim financial statements, Kimber has not yet determined whether any of its mineral rights contain economically recoverable mineral reserves. Accordingly, the carrying amount of mineral interests represents cumulative expenditures incurred to date and does not necessarily reflect present or future values. The recovery of these costs is dependent upon the discovery of economically recoverable mineral reserves and the ability of Kimber to obtain the necessary financing to complete their exploration and development and to resolve any environmental, regulatory, or other constraints.

Although Kimber has taken steps to verify title to the properties in which it has an interest, in accordance with industry standards for properties in the exploration stage, these procedures do not guarantee Kimber’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

These condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes Kimber will continue operations for the foreseeable future and be able to realize its assets and discharge its liabilities in the normal course of business. Kimber does not generate cash flows from operations and accordingly, Kimber will need to raise additional funds through future issuance of debt or securities. Although Kimber has been successful in raising funds in the past, there can be no assurance Kimber will be able to raise sufficient funds in the future, in which case Kimber may be unable to meet its obligations as they come due in the normal course of business. If Kimber cannot raise funds, its mining properties may be joint ventured, optioned, sold or abandoned.

On July 6, 2012, Kimber entered into a $5 million bridge loan credit facility with Sprott Resource Lending Partnership (“SRLP”) and made an initial drawdown of $3.0 million. On January 24, 2013, the remaining $2.0 million of the credit facility was drawn down. Kimber intends to repay this loan by raising funds prior to the end of the loan term.

Kimber has incurred losses since inception, has an accumulated deficit of $28,243,379 as at December 31, 2012 and a net loss for the six months ended December 31, 2012 of $1,650,504. These conditions raise substantial doubt regarding Kimber’s ability to continue as a going concern. Should Kimber be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts on the statement of financial position.

The condensed consolidated interim financial statements are presented in Canadian dollars and all values are rounded to the nearest dollar except where otherwise indicated.

Kimber Resources Inc.
Notes to the condensed consolidated interim financial statements
December 31, 2012
(Stated in Canadian dollars)
(Unaudited)

2.	Basis of preparation

(a)	Statement of compliance

These condensed consolidated interim financial statements are unaudited and have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee.

These condensed consolidated interim financial statements do not include all the necessary annual disclosures in accordance with IFRS as issued by the International Accounting Standards Board. These condensed consolidated interim financial statements should be read in conjunction with the Company’s 2012 annual consolidated financial statements under IFRS.

(b)	Basis of presentation

The financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at fair value.

These condensed consolidated interim financial statements include the accounts of Kimber, and its wholly-owned Mexican subsidiaries, Minera Monterde, S. de R.L de C.V., Minera Pericones, S.A. de C.V. and Kimber Resources de Mexico, S.A. de C.V.

(c)	Adoption of new and revised standards and interpretations

Certain pronouncements were issued by the IASB or the International Financial Reporting Interpretations Committee that are mandatory for accounting periods after June 30, 2013. Pronouncements that are not applicable to the Company have been excluded from those described below. These recent accounting pronouncements should be read in conjunction with the Company’s 2012 consolidated annual financial statements.

(a)

The following five new Standards were issued by the IASB in May 2011, and are effective for annual periods beginning on or after January 1, 2013. The Company does not plan to early adopt the following standards. The Company is assessing the impact of the implementation of these standards on the Company’s 2014 consolidated annual financial statements.

(i)	IFRS 10 Consolidated Financial Statements

(ii)	IFRS 11 Joint Arrangements

(iii)	IFRS 12 Disclosure of Interests in Other Entities

(iv)	IAS 27 Separate Financial Statements

(v)	IAS 28 Investments in Associates and Joint Ventures

(b)	IFRS 13 Fair Value Measurement

(c)	IAS 1 Presentation of Financial Statements

(d)	IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

(e)	IFRS 9 Financial Instruments

Kimber Resources Inc.
Notes to the condensed consolidated interim financial statements
December 31, 2012
(Stated in Canadian dollars)
(Unaudited)

3.	Summary of significant accounting policies

(a)	Basis of consolidation

These condensed consolidated interim financial statements include the financial statements of the Company and its controlled subsidiaries. Control is achieved when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the period are included in the consolidated statement of comprehensive loss from the effective date of control or up to the effective date of loss of control, as appropriate.

All intercompany transactions, balances, income and expenses are eliminated in full on consolidation.

(b)	Significant accounting judgments and estimates

The preparation of these condensed consolidated interim financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

The most significant estimates relate to amortization of equipment, recoverability of trade and other receivables, valuation of deferred income tax amounts, impairment of mineral interests, and the calculation of share-based compensation.

The most significant judgments relate to recoverability of capitalized amounts, recognition of deferred tax assets and liabilities, the determination of functional currency, the determination of the economic viability of a project and the preparation of consolidated financial statements on a going concern basis.

Kimber Resources Inc.
Notes to the condensed consolidated interim financial statements
December 31, 2012
(Stated in Canadian dollars)
(Unaudited)

4.	Segmented information

At December 31, 2012 the Company has one reportable operating segment, being mineral exploration.

The Company operates in two geographical areas, being Canada and Mexico. The following is an analysis of the Company’s assets by geographical area and reconciled to the Company’s condensed consolidated interim financial statements:

	December 31,	June 30,
	2012	2012
	$	$
Assets by geographic segment, at cost
Canada
Current assets	1,947,562	1,774,479
Equipment	71,662	69,185
	2,019,224	1,843,664

Mexico
Current assets	450,938	1,468,869
Equipment	497,556	529,169
Mineral interests	61,092,492	58,966,941
	62,040,986	60,964,979
	64,060,210	62,808,643

Kimber Resources Inc.
Notes to the condensed consolidated interim financial statements
December 31, 2012
(Stated in Canadian dollars)
(Unaudited)

5.	Loss per share

The calculation of basic and diluted loss per share for the relevant periods is based on the following data:

	Three Months Ended		Six Months Ended
	December 31,		December 31,
	2012	2011	2012	2011

Net loss attributable to shareholders for the purpose of basic and diluted loss per share	$852,384	$843,543	$1,650,504	$1,601,730

Weighted average number of shares for the purpose of basic and diluted loss per share	82,745,626	82,424,339	82,649,361	81,657,426

All outstanding stock options and warrants were anti-dilutive for the relevant periods.

6.	Trade and other receivables

Trade and other receivables are comprised primarily of IVA value added tax credits refundable from the Government of Mexico which is currently calculated as 16% of expenditures in Mexico. Kimber has been receiving IVA refunds on an ongoing basis and expects to continue to recover outstanding amounts. At December 31, 2012 the Company has a provision of $122,942 for trade and other receivables which have been outstanding for more than one year which was recorded during the year ended June 30, 2012. All other IVA tax receivables have been outstanding for less than one year.

	December 31,	June 30,
	2012	2012
	$	$

IVA tax receivable	381,428	1,371,200
HST receivable	59,162	40,999
Other receivables	4,408	5,557
	444,998	1,417,756

Kimber Resources Inc.
Notes to the condensed consolidated interim financial statements
December 31, 2012
(Stated in Canadian dollars)
(Unaudited)

7.	Equipment

					Office
	Camp and	Camp	Computer	Computer	fixtures and
	equipment	vehicles	equipment	software	equipment	Total
	$	$	$	$	$	$
Cost

At July 1, 2011	565,982	205,692	179,605	72,363	79,736	1,103,378
Additions	89,487	13,738	38,654	22,919	1,501	166,299
Disposals	(14,369)	-	(28,675)	-	-	(43,044)
At June 30, 2012	641,100	219,430	189,584	95,282	81,237	1,226,633
Additions	14,367	-	10,802	469	2,162	27,800
Disposals	(99,464)	(81,423)	(29,227)	-	(1,995)	(212,109)
At December 31, 2012	556,003	138,007	171,159	95,751	81,404	1,042,324

Amortization

At July 1, 2011	229,331	92,754	117,049	68,886	46,274	554,294
Amortization	41,031	39,515	22,114	8,728	5,641	117,029
Disposals	(14,369)	-	(28,675)	-	-	(43,044)
At June 30, 2012	255,993	132,269	110,488	77,614	51,915	628,279
Amortization	20,014	14,915	13,528	5,922	2,557	56,936
Disposals	(99,464)	(81,423)	(29,227)	-	(1,995)	(212,109)
At December 31, 2012	176,543	65,761	94,789	83,536	52,477	473,106

Carrying amounts

At June 30, 2012	385,107	87,161	79,096	17,668	29,322	598,354
At December 31, 2012	379,460	72,246	76,370	12,215	28,927	569,218

8.	Mineral interests

Kimber’s mineral interests relate to mineral rights for the Monterde property located in the State of Chihuahua, Mexico.

Kimber holds mineral rights to the Pericones and Setago properties in State of Mexico, Mexico and the State of Chihuahua, Mexico. All expenditures on these two properties have been written off or expensed previously.

During the six month period ended December 31, 2012 Kimber capitalized $2,125,551 of costs to mineral interests (six months to December 31, 2011; $6,636,367).

Kimber Resources Inc.
Notes to the condensed consolidated interim financial statements
December 31, 2012
(Stated in Canadian dollars)
(Unaudited)

8.	Mineral interests (continued)

		Expenditures		Expenditures
	December 31,	during the	June 30,	during the	June 30,
MEXICO	2012	period	2012	period	2011
	$	$	$	$	$

Monterde Property
Acquisition	3,369,171	111,604	3,257,567	142,813	3,114,754

Exploration
Amortization	869,283	49,937	819,346	94,676	724,670
Assays	5,623,145	74,356	5,548,789	1,265,001	4,283,788
Drilling	19,853,580	-	19,853,580	4,680,555	15,173,025
Engineering	4,710,788	397,730	4,313,058	837,261	3,475,797
Environmental study	1,899,895	203,989	1,695,906	271,534	1,424,372
Field, office	2,953,783	271,837	2,681,946	666,754	2,015,192
Geological, geophysical	9,456,548	404,011	9,052,537	906,324	8,146,213
Legal	991,925	43,198	948,727	94,610	854,117
Maps, reports, reproductions	1,379,617	45,380	1,334,237	105,462	1,228,775
Metallurgy	1,393,753	84,221	1,309,532	255,826	1,053,706
Road and drill site construction	2,299,729	15,116	2,284,613	99,023	2,185,590
Salaries, wages, consulting	1,189,605	132,067	1,057,538	142,607	914,931
Scoping study	25,482	-	25,482	-	25,482
Socioeconomic studies	65,301	-	65,301	-	65,301
Stakeholder costs	69,174	-	69,174	-	69,174
Supplies	2,832,576	133,342	2,699,234	403,335	2,295,899
Travel, accommodation	2,109,137	158,763	1,950,374	162,032	1,788,342
	57,723,321	2,013,947	55,709,374	9,985,000	45,724,374
Total mineral interests	61,092,492	2,125,551	58,966,941	10,127,813	48,839,128

Monterde Property

The Monterde Property consists of the Monterde concessions, the contiguous El Coronel concessions and staked concessions. The entire Monterde Property comprises of 35 mineral concessions totalling 29,296 hectares in the Sierra Madre in the State of Chihuahua, Mexico.

Monterde concessions

Kimber owns a 100% interest in the Monterde concessions having acquired the concessions by payment of total consideration of $1,477,043 (US$1,129,900) in prior years.

El Coronel concessions

Kimber owns a 100% interest in the El Coronel mineral concessions by having made total payments of $1,206,958 (US$1,000,000) in prior years.

Staked concessions

Kimber has a 100% interest in concessions that were staked adjacent to the Monterde concessions and El Coronel concessions. There are no payment obligations for these staked concessions aside from semi-annual taxes.

Pericones and Setago Properties

The Pericones Property is located approximately 160 kilometres southwest of Mexico City and covers 11,890 hectares. The Setago Property lies approximately 24 kilometres to the west of Monterde and covers 10,069 hectares. Expenditures on both these properties have been written off or expensed in previous periods.

Kimber Resources Inc.
Notes to the condensed consolidated interim financial statements
December 31, 2012
(Stated in Canadian dollars)
(Unaudited)

9.	Short term loan

On July 6, 2012, Kimber entered into a $5 million bridge loan credit facility with SRLP. The facility bears interest at a rate of 12% per annum, payable monthly. The facility was made available through a $3 million drawdown on the closing date and a further $2 million drawdown which can be made thereafter. The term of the facility is one year, which may be extended for an additional six months, subject to the facility being in good standing, and on payment of an extension fee in the amount of 3% of the amount drawn down. At December 31, 2012, $3 million of the facility had been drawn down. On January 24, 2013 the remaining $2 million was drawn down (Note 15).

Kimber paid transaction costs of $302,350 associated with the credit facility of which $180,000 was paid by issuing 285,689 common shares of the Company. The credit facility has been classified as other liabilities and is being measured at amortized cost using the effective interest method. The credit facility is secured by a first call against all the Company’s assets.

During the six months ended December 31, 2012, the Company recognized interest expense of $309,456 on the credit facility which has been expensed (2011: $nil).

10.	Equity and share capital

(a)	Share capital

As December 31, 2012, the Company had 82,745,626 (June 30, 2012; 82,459,937) common shares issued and outstanding. The Company is authorized to issue an unlimited number of common shares at no par value.

(b)	Stock option plan

On December 12, 2007, the shareholders of Kimber approved the adoption of a new 2007 Stock Option Plan that allows for the grant of stock options up to 10% of the issued and outstanding common shares from time to time, less the number of stock options outstanding under Kimber’s former 2002 Stock Option Plan.

The exercise price is generally set at the closing price on the last trading date preceding the date of their grant and vests in accordance with the determination of the Board of Directors, generally one third on the date of grant and an additional third at the end of each nine month period thereafter.

The Compensation Committee determines and makes recommendations to the Board of Directors as to the recipients of, and nature and size of, share-based compensation awards in compliance with applicable securities law, stock exchange and other regulatory requirements.

There were 300,000 options issued during the six months ended December 31, 2012. The weighted average fair value of the options issued during the six months ended December 31, 2012 was estimated at $0.26 per option at the grant date using the Black-Scholes option pricing model. The weighted average fair value of the options issued during the year ended June 30, 2012 was estimated at $0.54 per option at the grant date using the Black-Scholes option pricing model. The weighted average assumptions used for the calculation were:

Kimber Resources Inc.
Notes to the condensed consolidated interim financial statements
December 31, 2012
(Stated in Canadian dollars)
(Unaudited)

10.	Equity and share capital (continued)

	Six months ended	Year ended
	December 31,	June 30,
	2012	2012

Risk free interest rate	1.15%	1.09%
Expected life	2.88 years	2.80 years
Expected volatility (i)	66%	80%
Expected dividend per share	$Nil	$Nil
Forfeiture rate	5%	5%

(i)	Expected volatility has been based on historical volatility of the Company’s publicly traded shares.

The total share-based compensation calculated for the six months ended December 31, 2012 was $180,225 (2011 - $277,201) and the share-based compensation expense has been allocated to salaries and benefits on the statements of comprehensive loss.

(c)	Outstanding stock options

The following is a summary of option transactions under the Company’s stock option plan:

	Six months ended			Year ended
		December 31,		June 30,
		2012		2012
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
		$		$

Balance, beginning of period	6,221,965	$1.03	5,466,325	$1.14
Options granted	300,000	$0.60	1,790,000	$1.27
Options exercised	-	-	(211,101)	$0.79
Options forfeited	(1,200,450)	$0.93	(73,649)	$1.30
Options expired	(550,000)	$0.66	(749,610)	$2.40
Balance, end of period	4,771,515	$1.03	6,221,965	$1.03

Kimber Resources Inc.
Notes to the condensed consolidated interim financial statements
December 31, 2012
(Stated in Canadian dollars)
(Unaudited)

10.	Equity and share capital (continued)

The following table summarizes information about stock options outstanding and exercisable at December 31, 2012:

	Options outstanding		Options exercisable
		Weighted		Weighted
		average	Options	average
		remaining	outstanding	remaining
Exercise	Options	contractual	and	contractual
price	outstanding	life (years)	exercisable	life (years)
$

$0.79	400,000	0.12	400,000	0.12
$0.65	1,020,715	1.08	1,020,715	1.08
$1.15	934,160	2.12	934,160	2.12
$1.38	976,140	3.11	976,140	3.11
$1.60	20,500	3.44	20,500	3.44
$1.28	75,000	3.86	50,000	3.86
$1.03	100,000	4.03	66,667	4.03
$1.19	945,000	4.12	558,333	4.12
$0.60	300,000	4.82	100,000	4.82
	4,771,515	2.57	4,126,515	2.30
Weighted
average
exercise
price	$1.03		$1.04

(d)	Warrants

The continuity of warrants for the six months ended December 31, 2012 and the year ended June 30, 2012 is as follows:

		Weighted		Weighted
		average		average
	Warrants	exercise		remaining
	outstanding	price	Expiry date	life (years)
		$

Balance, June 30, 2011	7,074,009	1.77		1.13
Expired	(1,997,459)	1.80
Exercised	(3,750)	1.80
Balance, June 30, 2012	5,072,800	1.76	December 23, 2012	0.48
Expired	(5,072,800)	1.76	December 23, 2012	-
Exercised	-	-
Balance, December 31, 2012	-	-		-

All outstanding warrants expired unexercised on December 23, 2012.

Kimber Resources Inc.
Notes to the condensed consolidated interim financial statements
December 31, 2012
(Stated in Canadian dollars)
(Unaudited)

11.	Capital risk management

The capital structure of Kimber consists of a loan from SRLP and equity attributable to common shareholders comprising share capital, share option reserve, warrant reserve and deficit. Total capital as at December 31, 2012 was $60,695,537 (June 30, 2012 - $61,985,816). Kimber has no externally imposed capital requirements.

Kimber’s objectives when managing capital are to maintain adequate capital resources to safeguard Kimber’s ability to continue as a going concern, to maintain adequate levels of funding to support the acquisition, exploration and development of mineral properties, to maintain and enhance investor, creditor and market confidence to sustain future development of the business, and to provide returns to shareholders and benefits for other stakeholders.

12.	Financial instruments

(a)	Categories of financial instruments

		December 31,	June 30,
	Classification	2012	2012
		$	$
Financial assets
Cash and cash equivalents	Loans and receivables	1,897,992	1,546,363
Trade and other receivables	Loans and receivables	444,998	1,417,756
Total financial assets		2,342,990	2,964,119

Financial liabilities
Trade and other payables	Other liabilities	534,115	822,827
Short term loan	Other liabilities	2,830,558	-
Total financial liabilities		3,364,673	822,827

(b)	Fair value

The fair value of the Company’s financial instruments approximates their carrying value as at December 31, 2012 because of the demand nature or short-term maturity of these instruments.

(c)	Financial risk management objectives and policies

The Company’s financial instruments include cash and cash equivalents, trade and other receivables, trade and other payables and a short term loan. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

(i) Currency risk

The operating results and financial position of Kimber are reported in Canadian dollars. Certain of Kimber’s financial instruments and transactions are denominated in currencies other than the Canadian dollar. The results of Kimber’s operations are subject to currency transaction and translation risk.

Kimber’s exploration and some administration costs are incurred in Mexico and are denominated in Mexican pesos or U.S. dollars. The fluctuation of the U.S. dollar and Mexican peso in relation to the Canadian dollar will consequently impact Kimber’s operating results and may affect the value of Kimber’s assets and the amount of the equity. Kimber does not currently hedge its exposure to foreign exchange movements.

Kimber Resources Inc.
Notes to the condensed consolidated interim financial statements
December 31, 2012
(Stated in Canadian dollars)
(Unaudited)

12.	Financial instruments (continued)

	(c)	Financial risk management objectives and policies (continued)

		(i)	Currency risk (continued)

Kimber’s monetary assets are held in Canadian dollars, United States dollars and Mexican pesos. A 5% change in the U.S. dollar and Mexican peso will affect Kimber as is indicated in the following table.

	Six months ended December 31,
	2012	2011
	$	$

Change in loss
United States dollar	396	49,387
Mexican pesos	14,066	58,178

(ii)	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash and cash equivalents and trade and other receivables. The maximum risk exposure is limited to their carrying amounts at the balance sheet date. Cash and cash equivalents are held as cash deposits or invested in Treasury bills with various maturity dates. Kimber does not invest in asset-backed securities and does not expect any credit losses. Kimber periodically assesses the quality of its deposits.

Trade and other receivable consist primarily of paid value added tax recoverable (“IVA”) from the Mexican Government for Mexican expenditures. Kimber regularly reviews and monitors the collectability of its amounts receivable.

(iii)	Liquidity risk

Liquidity risk is the risk that Kimber may not be able to meet its financial obligations as they become due (Note 1). Kimber ensures that there is sufficient cash and cash equivalents to meet its business requirements on a timely basis. Kimber prepares regular budgets which are approved by the Board of Directors and also prepares cash flow forecasts on a regular basis. Kimber intends to repay this loan by raising additional funds prior to the end of the loan term.

The following table details Kimber’s expected remaining contractual maturities for its financial liabilities. The table is based on the undiscounted cash flows of financial liabilities based on the earliest date on which Kimber can be required to satisfy the liabilities.

	Less than
	1 month	1-3 months	4-12 months	Total
At December 31, 2012
Trade and other payables	356,223	177,892		534,115
Short term loan			3,000,000	3,000,000

At June 30, 2012
Trade and other payables	534,554	288,273		822,827

Kimber Resources Inc.
Notes to the condensed consolidated interim financial statements
December 31, 2012
(Stated in Canadian dollars)
(Unaudited)

13.	Supplemental cash flow information

Non-cash financing and investing activities

In the six months ended December 31, 2012 and 2011, the Company incurred the following non-cash investing and financing transactions:

	Six months ended December 31,
	2012	2011
	$	$
Amortization capitalized to mineral interests	49,937	47,697
Transfer of share option reserve upon exercise of stock options	-	69,519
Transfer of warrants reserve upon exercise of warrants	-	558
Loan facility costs paid in shares	180,000	-

14.	Commitments for expenditure

Operating lease

Kimber leases its premises in Vancouver under an operating lease which expires in the fiscal year ended June 30, 2013. At December 31, 2012, the Company is obligated to make $41,490 in basic rental payments under the lease for the year ended June 30, 2013. In addition, Kimber has the obligation to pay its proportionate share of operating costs and taxes for the building.

15.	Subsequent events

On January 24, 2013, Kimber drew down the remaining $2 million of the bridge loan facility with Sprott Resource Lending Partnership (“SRLP”). In consideration of this drawdown Kimber was obligated to make a share bonus payment of $120,000 being 6% of the advance. On January 28, 2013, 227,250 shares were issued to SRLP in respect of the share bonus payment. The credit facility is secured by a first call against all the Company’s assets.

On February 11, 2013 Kimber's Board of Directors approved the issuance of 817,500 stock options with an exercise price of $0.33.

16.	Approval of the financial statements

The condensed consolidated interim financial statements of Kimber Resources Inc. for the six months ended December 31, 2012 were approved and authorized for issue by the Board of Directors on February 11, 2013.